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                                    EXHIBIT A


         Mr. Unterman is the President, a director and controlling shareholder of GBU Inc. ("GBU"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). GBU is the sole general partner of Oak Tree Partners, L.P. ("Oak Tree") and GEM Convertible Securities Partners, L.P. ("GEM Convertible").

         As of December 31, 1999, Oak Tree owned an aggregate of (a) 2,399,012 shares of the Common Stock of WinStar Communications, Inc. (the "Company"), (b) 321,940 shares of the Company's 6% Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), (c) 28,000 shares of the Company's 7 1/4% Series F Senior Cumulative Convertible Preferred Stock (the "Series F Preferred Stock"), and (d) 187,600 warrants (the "Warrants"). As of December 31, 1999, GEM Convertible owned 98,213 shares of the Company's Common Stock.

            Each share of Series A Preferred Stock is convertible into the Common Stock of the Company at a conversion rate of one share of Common Stock for each share of Series A Preferred Stock. Each share of Series F Preferred Stock is convertible into the Common Stock of the Company at a conversion rate of 16.13912 shares of Common Stock for each share of Series F Preferred Stock. Each Warrant may be exercised for one share of the Common Stock.

         Pursuant to Regulation 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Regulation"), GBU is deemed to be the beneficial owner of an additional 961,435 shares of Common Stock which Oak Tree has the right to acquire upon conversion of the Series A Preferred Stock and the Series F Preferred Stock and upon exercise of the Warrants. GBU is deemed to be the beneficial owner of 3,458,660 shares or 6.0% of the Company's Common Stock.

         Mr. Unterman is also the President, director and majority shareholder of GEM Capital Management, Inc. ("GEM Capital"), an investment adviser registered under the Advisers Act. GEM Capital is an investment adviser for various managed accounts over which it has investment discretion. Pursuant to the Regulation, GEM Capital is deemed to be the beneficial owner of the shares of Common Stock, Series A Preferred Stock, and 7% Series D Senior Cumulative Convertible Preferred Stock (the "Series D Preferred Stock") owned by the accounts for which GEM Capital acts as investment adviser. Accordingly, GEM Capital is deemed to be the beneficial owner of (a) 223,681 shares of Common Stock, (b) 1,238,033 shares of Series A Preferred Stock, and (c) 305,557 shares of Series D Preferred Stock.


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         Each share of Series D Preferred Stock is convertible into the Common
Stock of the Company at a conversion rate of 1.0079 shares of Common Stock for each share of Series D Preferred Stock.

         Pursuant to the Regulation, GEM Capital is deemed to be the beneficial owner of an additional 1,546,004 shares of Common Stock which it has the right to acquire upon conversion of the Series A Preferred Stock and the Series D Preferred Stock. GEM Capital is deemed to be the beneficial owner of 1,769,685 shares or 3.2% of the Common Stock.

         GBU and GEM Capital are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 and they are not otherwise required to attribute to each other the beneficial ownership of securities deemed to be beneficially owned by the other corporation under the Securities Exchange Act.



















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